Contact

www.linkedin.com/in/jorge-de-la-colina-82a589286 (LinkedIn)

Top Skills

Advertising

Marketing

Script Analysis

Honors-Awards

Winner - Best Thriller Short Film

Winner - Best Dramatic Short Film

Winner - Creative Eye Award

Nominee - Best Director

Winner - Best Short

Jorge De La Colina

Founder and Creative Director at DELACOLINA FILMS, INC.

Brownsville, Texas, United States

Experience

DELACOLINA FILMS, INC.

Founder and Creative Director

2013 - Present (13 years)

South Texas

Founder & Creative Director of DELACOLINA Films, leading end-to-end video and film productions for corporate, nonprofit, government, and independent clients. Oversee all phases of production- from concept development and cinematography to editing, color, VFX, and final delivery- ensuring cinematic quality and impactful storytelling. Manage client relationships, direct crews, and spearhead projects ranging from award-winning commercials to long-term brand campaigns and narrative films.

STARCHANNEL MARKETING

Video Producer

2007 - 2012 (5 years)

Greater McAllen Area

Served as Video Producer overseeing the full lifecycle of all regional television commercials across South Texas and Northern Mexico- all the way to Monterrey, Mexico. Executed all aspects of every production — from pre-production planning, directing, cinematography, and voiceover to editing and original graphics design — delivering broadcast-ready spots for businesses throughout the Lower Rio Grande Valley.

Campanario Entertainment

Associate Producer

2004 - 2007 (3 years)

Los Angeles, California, United States

Reviewed and provided script coverage/notes on numerous feature film screenplays, contributing to story development and revisions. Supported creative teams as Associate Producer across 7 feature films, with on-set oversight and involvement in post-production editing processes.

_____

Education

New York Film Academy

Film Directing · (December 2004)